UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2016

Signal Genetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36483	47-1187261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5740 Fleet St Carlsbad, CA 92008		92008
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (760) 537-4100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On November 28, 2016, Signal Genetics, Inc. (the “Company”) issued a press release announcing that it had received a letter from The NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that it had regained compliance with NASDAQ Marketplace Rule 5550(a)(2), as the closing bid price of the Company’s common stock had been at or above $1.00 per share for at least ten consecutive trading days as of November 21, 2016. The letter further stated that this matter, which had been previously communicated to the Company in NASDAQ’s noncompliance notice dated November 24, 2015, is now closed. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information about the Proposed Merger and Where to Find It

In connection with the previously disclosed proposed merger between Signal Genetics, Inc. and Miragen Therapeutics, Inc., Signal and Miragen intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. Investors and security holders of Signal and Miragen are urged to read these materials when they become available because they will contain important information about Signal, Miragen and the proposed merger. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Signal with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Signal by directing a written request to: Signal Genetics, Inc., 5740 Fleet Street, Carlsbad, CA 92008, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Signal Genetics, Inc.

Dated: November 28, 2016

	By:	/s/Tamara A. Seymour
Tamara A. Seymour
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated November 28, 2016.